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                              EMPLOYMENT AGREEMENT

         AGREEMENT, dated as of May 9, 1999, by and between Philips Electronics North America Corporation ("Philips"), Voice Control Systems, Inc. (the "Company") and Dr. Thomas B. Schalk ("Employee").

         WHEREAS, the Company, Employee's current employer, has entered into an Agreement and Plan of Merger, dated as of May 9, 1999 with Merger Sub and Philips (the "Merger Agreement"); and

         WHEREAS, Philips and the Company desire to secure the continued employment of Employee following the successful consummation of the Offer (as such term is defined in the Merger Agreement) with the Company or such other subsidiary designated by Philips; and

         WHEREAS, the parties desire to enter into an agreement setting forth the terms and conditions of the employment of Employee with the Company on and after the successful consummation of the Offer;

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the parties hereto agree as follows:

         1. Employment. The Company hereby agrees to employ Employee, and Employee agrees to serve as an employee of the Company, on the terms and conditions set forth in this Agreement, effective upon the purchase of Shares by Merger Sub pursuant to the Offer (as such terms are defined in the Merger Agreement) (the "Effective Date"); it being understood that the employment obligations undertaken by the Company hereunder shall not become effective, and shall become null and void, in the event that such purchase of Shares does not occur. For all purposes under this Agreement, references to the Company shall be deemed to refer to the subsidiary of Philips which employs Employee during the Term, as defined below.

         2. Term. The "Term" shall be the period commencing on the Effective Date and ending on the second anniversary of the Effective Date.

         3. Duties and Responsibilities. During the Term, Employee shall serve as the Vice President and Chief Technical Officer of the Company with such duties and responsibilities that are customary for such position and shall include those that are assigned to the Employee by the Company during the Term. Employee shall devote substantially all Employee's working time, attention and energies during normal business hours (other than absences due to illness or vacation) to the performance of Employee's duties for the Company. Employee may engage in other outside activities, including community activities, provided that such activities do not unreasonably interfere with Employee's performance of Employee's duties with the Company.
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         4. Place of Performance. The principal place of employment of Employee shall be at the Company's offices in Dallas, Texas. Employee acknowledges that he may be required to travel on Company business in connection with the performance of his duties hereunder without violation of this Section 4 by the Company.

         5. Compensation and Related Matters.

                  (a) Base Salary and Bonus. During the Term the Company shall pay Employee a base salary at the rate of not less than $180,000 ("Base Salary") which shall be annually reviewed by the Company. Employee's Base Salary shall be paid in approximately equal installments in accordance with the Company's customary payroll practices. Employee's performance and Base Salary shall be reviewed annually. If Employee's Base Salary is increased by the Company, such increased Base Salary shall then constitute the Base Salary for all purposes of the Agreement other than Section 5(c), below. The Employee shall be eligible to receive an annual bonus opportunity equal to 30% of Employee's Base Salary (the "Target Bonus"). The actual bonus payment, which may be higher or lower than the Target Bonus, will be determined, by Philips in consultation with the Senior Vice President, Philips Speech Processing Telephony North America, according to the level of achievement of performance targets established thereby; provided, however that the annual bonus payable to Employee in respect of the first twelve months of the Term shall not be less than $20,000. The annual bonus will be paid to Employee on a quarterly basis during the Term.

                  (b) Benefit Plans. Employee shall be entitled to participate in such employee benefit plans and insurance programs applicable to the Company, or which it may adopt from time to time, for its executive management or supervisory personnel generally, in accordance with the eligibility requirements for participation therein. Notwithstanding the foregoing, Employee shall not be entitled to receive severance pursuant to any severance plan applicable to the Company if the Employee is entitled to receive payments pursuant to Section 8(b) of this Agreement. Nothing herein shall be construed so as to prevent the Company from modifying or terminating any employee benefit plans or programs, or employee fringe benefits, it may adopt from time to time; provided that any such modification or termination is made, or occurs, in connection with modifications or terminations that are applicable to all similarly situated executives of Philips.

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                  (c) Long-Term Incentive Plan. Employee shall be eligible to participate in a long-term incentive plan (the "LTIP") during the Term, as specified below. Payments under the LTIP will be based on two components:

                           (i) Guaranteed Payment. The Employee will be eligible
                  to receive a guaranteed payment ("Guaranteed Payment") equal to 50% of Employee's Base Salary applicable as of June, 1999 which shall become payable to Employee in three (3) substantially equal installments if Employee is actively employed by the Company on the date which is (A) six (6) months following the Effective Date, (B) twelve (12) months following the Effective Date and (C) eighteen (18) months following the Effective Date, respectively, one such installment to be paid following each of the dates described in clauses (A), (B) and (C) if the employment condition has been met on such date

                           (ii) Earned Payment. The Employee will have the
                  opportunity to earn an additional long-term incentive payment ("Earned Payment") equal to up to 25% of Employee's Base Salary applicable as of June, 1999 if (A) business synergies and objectives (as defined by Philips in consultation with the Senior Vice President, Philips Speech Processing Telephony North America) during the eighteen (18) month period following the Effective Date are achieved and (B) Employee remains actively employed by the Company on the date which is eighteen
                  (18) months following the Effective Date; provided, however, that Employee's performance in relation to such objectives shall be measured every six (6) months, beginning with the date which is six (6) months following the Effective Date, and if the objectives have been achieved after such six (6) month period, Employee shall be paid an amount equal to one-third of the Earned Payment as soon as practicable thereafter, but in no event later than thirty (30) days after each such six
                  (6) month period.

                  (d) Expenses. The Company shall promptly reimburse Employee for all reasonable business expenses, including cellular telephone usage, upon the presentation of reasonably itemized statements of such expenses in accordance with the Company's policies and procedures now in force or as such policies and procedures may be modified with respect to all employees of the Company.

         6. Termination. This Agreement shall be terminated upon the earliest to occur of the following:

                  (a) Expiration. The expiration of the Term.

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                  (b) Death. The death of Employee.

                  (c) Disability. If, as a result of Disability, Employee shall have been substantially unable to perform the duties of Employee's employment hereunder for a period of ninety (90) consecutive days or any ninety (90) days within a period of two hundred seventy (270) days and within thirty (30) days after written Notice of Termination is given by the Company after such ninety
(90) day period, Employee shall not have returned to the substantial performance of duties on a full-time basis. For purposes of this Agreement, "Disability" shall have the same meaning as that term is defined in the Long Term Disability Plan applicable to employees of the Company; provided, that, if no such plan exists, "Disability" shall have the same meaning as provided in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended.

                  (d) Cause. The Company terminates Employee for Cause. For purposes of this Agreement, the Company shall have "Cause" to terminate Employee's employment upon Employee's (i) willful and continued failure to substantially perform Employee's duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness) after a written demand for substantial performance is delivered to Employee which identifies the manner in which the Company believes that Employee has not substantially performed Employee's duties and Employee is given a reasonable opportunity to correct any such deficiency in performance, or (ii) willful misconduct (but excluding any action that Employee reasonably believes is in the best interests of the Company) which is demonstrably and materially injurious to the Company or to any entity in control of, controlled by or under common control with the Company (an "Affiliate"), including, but not limited to, any breach of Sections 9 and 10 hereof or gross negligence or gross misconduct, or
(iii) the conviction of, or plea of guilty or nolo contendere to, a felony involving moral turpitude, or (iv) habitual drug or alcohol abuse by Employee.

                  (e) Without Cause. The Company terminates Employee's employment hereunder without Cause by providing Employee with a Notice of Termination.

                  (f) Voluntary Termination. Employee terminates this Agreement and Employee's employment hereunder at any time upon ninety (90) days prior written notice to the Company.

                  (g) Material Breach. Employee terminates employment because of a material breach of this Agreement by the Company. For purposes of this Agreement, a "material breach" shall be deemed to occur upon a failure by the Company to comply with any material provision of Sections 4 and 5 (other than Section 5(c)(ii)) of this Agreement without Employee's written consent, including (i) any reduction in Base Salary, Target Bonus opportunity and Guaranteed Payment under the LTIP, when

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considered in the aggregate, or (ii) a relocation of the Employee to a location more than 50 miles from the Employee's present location, which in the case of any alleged breach, has not been cured in all material respects within thirty
(30) days after written notice of such noncompliance has been given by Employee to the Company.

         7. Termination Procedure.

                  (a) Notice of Termination. Any termination of Employee by the Company or by Employee (other than termination pursuant to Section 6(a) or (b) hereof) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 11. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Employee under the provisions so indicated.

                  (b) Date of Termination. "Date of Termination" shall mean (i) if Employee's employment is terminated by reason of Employee's death, the date of death, (ii) if Employee's employment is terminated pursuant to Section 6(c) hereof, thirty (30) days after Notice of Termination is given (provided that Employee shall not have returned to work on a regular basis during such thirty
(30) day period), (iii) if Employee's employment is terminated pursuant to Sections 6(d), 6(e) or 6(g), the date specified in the Notice of Termination, and (iv) if Employee's employment is terminated pursuant to Section 6(f), the date specified in a Notice of Termination which shall not be less than ninety
(90) days following the date of such Notice, unless determined by the Company in its sole discretion.

         8. Amounts Due Upon Termination. In the event Employee's employment terminates during the Term, the Company shall provide Employee with the payments set forth below. Employee acknowledges and agrees that the payments set forth in this Section 8 constitute liquidated damages for termination of employment during the Term.

                  (a) If Employee is terminated following expiration of the Term under Section 6(a),or pursuant to Sections 6(b), 6(c), 6(d), or 6(f), the Company shall pay Employee all accrued but unpaid Base Salary through the Date of Termination at the rate in effect at the time Notice of Termination is given and reimburse Employee for incurred expenses in accordance with Section 5(d), and the Company shall have no further obligations to Employee under this Agreement; provided, that, Employee shall be entitled to any other benefit or payment provided pursuant to any plan or policy of the Company in accordance with such plan's or policy's terms.

                  (b) If Employee's employment is terminated pursuant to Sections 6(e) or 6(g), the Company shall pay to Employee (A) Base Salary accrued through the Date of Termination and (B) a payment equal to the Base Salary payable for

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the greater of (i) the remainder of the Term, or (ii) eighteen (18) months, and
(C) a payment equal to the sum, pro-rated through the Date of Termination, of
(i) the Target Bonus for the calendar year in which the termination occurs, and
(ii) the Guaranteed Payment under the LTIP. All such payments shall be made no later than 30 days following such termination. Employee shall also be entitled to reimbursement for incurred expenses pursuant to Section 5(d) and to any other benefits or payments provided pursuant to any plan or policy of the Company in accordance with such plan's or policy's terms, subject to Section 5(b).


         9. Fair Dealing/Non-Competition/Non-Solicitation.

                  (a) Employee recognizes and acknowledges that, during the term of his employment by the Company, he will have access to and become familiar with various trade secrets and other confidential or proprietary information of the Company. Trade secrets, proprietary information and confidential information encompass, without limitation, anything which is owned by the Company and is regularly used in the operation of the business of the Company to obtain a competitive advantage over the Company's competitors who do not know, have access to, or utilize such information or trade secrets. Proprietary information further includes, but is not limited to, records, files, documents, bulletins, publications, manuals, financial data and information, marketing plans and proposals, accounting control procedures, and information concerning and the identity of customers, prospects and suppliers. Trade secrets further include, but are not limited to, specifications, software programs, both the source code and the object code, documentation, flow charts, diagrams, schematics, data, data bases, and business and production methods and techniques. Employee further recognizes and acknowledges that the trade secrets and other confidential or proprietary information of the Company are valuable, special and unique and that the protection thereof is of critical importance to the Company in maintaining its competitive position. Employee, therefore, covenants and agrees that, except as required by his employment hereunder or with the express prior written consent of the Company or as required by court order, he shall not, during the term of his employment by the Company or at anytime thereafter, either directly or indirectly, make independent use of, publish or otherwise disclose any of the aforesaid trade secrets or other confidential or proprietary information of the Company (whether acquired, learned, obtained or developed by him alone or in conjunction with others) to any person, firm, corporation, association or other entity for any reason or purpose whatsoever or allow any other person, firm, corporation, association or other entity to make use of, publish or disclose any of the aforesaid trade secrets or other confidential or proprietary information. Employee agrees not to use, steal, or appropriate such items or versions thereof, whether copied or reconstructed from memory or otherwise, in any manner. Employee further recognizes and acknowledges that in order to enable Company to perform services for its clients, those clients may furnish to Company confidential information concerning their business affairs, property, methods of operation or other data; that the goodwill afforded to Company depends upon, among other things,

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Company and its employees keeping such services and information confidential.
Employee therefore covenants and agrees that he shall keep all such client services and information confidential and shall not disclose any such information to any third party. Such client information shall be subject to all of the restrictions to which Company's confidential information is subject under this Agreement.

                  (b) Employee agrees not to disclose or use any protected secret of any of his former employers.

                  (c) During the term of this Agreement, Employee shall not, directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, stockholder, corporate officer, director, or in any other individual or representative capacity, engage or participate in any business that is in competition with the business of Company, or to use in any manner whatsoever for his own benefit, directly or indirectly, any business opportunity rightfully belonging to Company.

                  (d) Employee agrees that during the term of the Agreement and thereafter he shall not interfere with Company's relationship with any customer or supplier or with the due performance of any understanding, agreement or contract, whether written or oral, between Company and any of its customers or suppliers. Without limiting the generality of the preceding sentence, Employee agrees that for twenty-four (24) months following termination of his employment, Employee will not solicit business from or perform services for any person or entity which was a customer of the Company at the time of the termination of employment, whether such solicitation is made or such services are performed on Employee's own behalf or on behalf of any other person, firm, corporation, association or other entity, unless such solicitation or service is not competing, directly or indirectly, with the Company.

                  (e) Employee agrees upon his termination of employment that he shall not enter or engage in competition with the Company in the development or marketing of any speech recognition product or service in the United States, either as an individual on his own, or as a partner or a joint venturer, or as an employee, agent, officer, director or shareholder for any other person, or otherwise for the period starting at the termination and continuing for a period of twenty-four (24) months after the date of the termination of his employment.

                  (f) Employee expressly recognizes and acknowledges that the Company has expanded substantial resources, energies and efforts in connection with the aforesaid trade secrets, proprietary information, and customer and supplier relationships, that the protection and confidentiality thereof are critical to the growth, development and success of the Company and that compliance with the restrictive covenants contained in this Agreement is necessary to protect the business and good will of the Company. As a result, Employee further recognizes that the Company will suffer substantial, irreparable and continuing injuries, damages and costs attendant thereto in the event of the breach of

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this Agreement. Therefore, the existence of any claim or cause of action of
Employee against Company, whether predicated under this Agreement or otherwise, shall not constitute a defense to the enforcement by Company of the covenants on the part of the Employee in this Section 9. Further recognizing that money damages may not provide adequate relief, the Employee agrees that, in the event that he breaches the provision of this Section 9, Company shall be entitled to a preliminary or permanent injunction in order to prevent the continuation of such harm. Employee further agrees that any and all sums collected by Employee, or any company owned, controlled, employing or employed by Employee, directly or indirectly, in violation of this Agreement, shall be constructively held by Employee in trust for Company. Nothing in this Agreement shall be construed to prohibit the Company from also pursuing any other remedy, the parties having agreed that all remedies are cumulative.

                  (g) Employee hereby assigns and agrees to assign to the Company or its subsidiaries or affiliates, as appropriate, its successors, assigns or nominees, his entire right, title and interest in any developments, designs, patents, inventions and improvements, trade secrets, trademarks, copyrightable subject matter or proprietary information which Employee made or conceived, or may make or conceive, either solely or jointly with others while providing services to Company or with the use of the time, material or facilities of Company, or resulting from any task assigned to him or work performed by him for or on behalf of Company. It is further agreed that, without charge to Company, but at its expense, Employee will execute and deliver all such further papers as may be necessary, including original applications and applications for renewal, extension or reissue of patents, trademark registrations or copyright registrations, in any and all countries, to vest title thereto in Company, its successors, assigns or nominees. Either during or after employment with Company, Employee will not disclose to anyone outside of Company, nor use in other than Company business, except with the prior written permission of an officer of the Company, any developments, designs, inventions and improvements, trade secrets, works of authorship, proprietary information or proprietary things developed by him while providing services to Company.

         10. Successors; Binding Agreement. This Agreement shall be binding upon and shall inure to the benefit of Employee, his heirs, executors, administrators, beneficiaries and assigns and shall be binding upon and shall inure to the benefit of the Company and its successors, including, following the Effective Time, Philips Speech Processing Telephony North America.

         11. Notice. For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered either personally or by United States certified or registered mail, return receipt requested, postage prepaid, addressed, in case of Employee, to the last address on file with the Company and if to the Company, to its executive offices or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall be effective

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only upon receipt.

         12. Resolution of Differences Over Breaches of Agreement. The parties shall use good faith efforts to resolve any controversy or claim arising out of, or relating to this Agreement or the breach thereof, first in accordance with the Company's internal review procedures, except that this requirement shall not apply to any claim or dispute under or relating to Section 9 of this Agreement. If despite their good faith efforts, the parties are unable to resolve such controversy or claim through the Company's internal review procedures, then such controversy or claim shall be resolved by a court of law having jurisdiction thereof. If any contest or dispute shall arise between the Company and Employee regarding any provision of this Agreement, the parties shall be responsible for paying all of its own legal fees and expenses incurred in connection with such contest or dispute.

         13. Governing Law; Venue. This Agreement is governed by, and is to be construed and enforced in accordance with, the laws of the State of New York, without regard to principles of conflicts of laws. If, under such law, any portion of this Agreement is at any time deemed to be in conflict with any applicable statute, rule, regulation or ordinance, such portion shall be deemed to be modified or altered to conform thereto or, if that is not possible, to be omitted from this Agreement, and the invalidity of any such portion shall not affect the force, effect and validity of the remaining portion hereof. The parties agree and consent that Dallas County, Texas shall be the proper venue for the resolution of any disputes arising hereunder.

         14. Amendment. No provisions of this Agreement may be amended, modified, or waived unless such amendment or modification is agreed to in writing signed by Employee and by a duly authorized officer of the Company, and such waiver is set forth in writing and signed by the party to be charged. No waiver by either party hereto at any time of any breach by the other party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

         15. Survival. The respective obligations of, and benefits afforded to, Employee and Company as provided in Section 9 of this Agreement shall survive the termination of this Agreement.

         16. No Conflict of Interest. During the Term, Employee shall not directly, or indirectly render service, or undertake any employment or consulting agreement with another entity without the express written consent of the Company.

         17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

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         18. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto (and in the case of the Company, its predecessors and successors) in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of such subject matter, including, but not limited to, the Employment Agreement by and between VCS Industries, Inc. and Employee, dated as of June 18, 1993 and any and all amendments made subsequent thereto (the "Prior Agreement"), and as of the Effective Date, such Prior Agreement shall be void and of no further force or effect (except as to any sums that remain due and owing to Employee thereunder as of the Effective Date as a result of events occurring prior to the Effective
Date). Any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and canceled, as of the successful consummation of the Offer. Employee acknowledges that in consideration of the benefits to be provided hereunder, Employee has agreed to terminate the Prior Agreement.

         19. Guaranty. Philips hereby guarantees the obligations of the Company undertaken hereby.

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         20. Section Headings. The section headings in this Agreement are for convenience of reference only, and they form no part of this Agreement and shall not affect its interpretation.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                     PHILIPS ELECTRONICS NORTH
                                     AMERICA CORPORATION

                                     By:/s/ William E. Curran
                                        ------------------------
                                     Title: Senior Vice President and
                                            Chief Financial Officer

                                     VOICE CONTROL SYSTEMS, INC.

                                     By:/s/ Kim S. Terry
                                        ------------------------
                                     Title: Vice President Finance

                                     /s/ Dr. Thomas B. Schalk
                                     ----------------------------
                                         Dr. Thomas B. Schalk

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